UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer	William J. Coote
VP, CFO	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2018

Hawthorne, NY, August 9, 2018 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2018.

Quarter ended June 30, 2018 Highlights - compared to June 30, 2017
•	Net sales of $154.6 million, decreased $6.7 million, or 4.2%, the result of continuing increased competition and the challenging pricing environment; despite an overall increase in volumes of 11.1%.
•	Gross profit of $100.1 million, decreased $16.5 million and as a percentage of net sales, was 64.7% compared to 72.2%.
•	Research and development expenses of $13.3 million decreased $1.3 million.
•	Selling, marketing, general and administrative expenses of $23.6 million decreased $0.7 million.
•	Operating income of $63.2 million decreased $14.5 million and as a percentage of net sales was 40.8% as compared to 48.1%.
•	Interest and other financial income increased $3.3 million to $7.8 million.
•
Foreign Exchange (FX) income of $10.0 million compared to FX expense of $19.6 million ─ a favorable impact of $29.6 million, principally the result of the weakening of the Canadian dollar vs. the U.S. dollar.

•	Tax expense of $14.1 million increased $4.1 million with the effective tax rate increasing to 17.3% from 15.5%.
•	Net income attributable to Taro was $67.3 million compared to $54.5 million, resulting in diluted earnings per share of $1.71 compared to $1.35.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations was $82.4 million compared to $72.7 million for the three months ended June 30, 2017.
•
As of June 30, 2018, cash, including short-term and long-term bank deposits and marketable securities, increased $63.6 million to $1.7 billion from March 31, 2018.  Cash reflects the $24.7 million impact from the Company’s share repurchases during the current quarter.

Mr. Uday Baldota, Taro’s CEO stated, “We continue to face an overall market trend, particularly in the U.S, that is not dramatically changing, and depending on the product(s), price deflation continues to be a challenge.  We continue to maintain a development pipeline investing only in those products which are viable. From a business development perspective, we will continue to evaluate opportunities that make strategic sense and remain disciplined in our approach.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received two approvals from the U.S. Food and Drug Administration (“FDA”) for Abbreviated New Drug Applications (“ANDAs”); Benzoyl Peroxide; Clindamycin Phosphate Topical Gel 5%; 1% and Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/3.75%.  The Company currently has a total of thirty-two ANDAs awaiting FDA approval, including five tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  The repurchase authorization enables the Company to purchase its ordinary shares through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.

During the quarter, the Company repurchased 202,325 shares at an average price of $100.34.  Through June 30, 2018, in total under the authorization, the Company has repurchased 1,806,984 shares at an average price of $102.86; with $64.1 million remaining.

Form 20-F Filings with the SEC

On June 21, 2018, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2018.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.
************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2019.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended June 30,
	2018	2017
Sales, net	$154,618	$161,321
Cost of sales	54,536	44,778
Gross profit	100,082	116,543

Operating Expenses:
Research and development	13,345	14,658
Selling, marketing, general and administrative	23,582	24,249
Operating income	63,155	77,636

Financial (income) expense, net:
Interest and other financial income	(7,804)	(4,476)
Foreign exchange (income) expense	(9,962)	19,642
Other gain, net	603	2,119
Income before income taxes	81,524	64,589
Tax expense	14,096	9,987
Income from continuing operations	67,428	54,602
Net loss from discontinued operations attributable to Taro	—	(47)
Net income	67,428	54,555
Net income attributable to non-controlling interest	151	58
Net income attributable to Taro	$67,277	$54,497

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$1.71	$1.35

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.00)*

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.71	$1.35

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	39,260,218	40,489,470

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	March 31,
	2018	2018
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$641,989	$576,611
Short-term and current maturities of long-term bank deposits	174,158	296,188
Marketable securities	597,533	549,821
Accounts receivable and other:
Trade, net	209,135	206,455
Corporate tax receivable	44,166	100,380
Other receivables and prepaid expenses	25,184	22,585
Inventories	141,034	144,595
TOTAL CURRENT ASSETS	1,833,199	1,896,635
Long-term deposits and marketable securities	298,145	225,639
Property, plant and equipment, net	194,797	193,727
Deferred income taxes	122,408	87,257
Other assets	29,340	29,952
TOTAL ASSETS	$2,477,889	$2,433,210

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$26,513	$25,697
Other current liabilities	166,116	190,059
TOTAL CURRENT LIABILITIES	192,629	215,756
Deferred taxes and other long-term liabilities	5,196	7,055
TOTAL LIABILITIES	197,825	222,811

Taro shareholders' equity	2,274,672	2,205,158
Non-controlling interest	5,392	5,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,477,889	$2,433,210

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	$67,428	$54,555
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,299	3,775
Realized gain on sale of marketable securities and long-lived assets	(7)	(247)
Change in derivative instruments, net	3,546	(3,093)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(28,918)	22,078
Deferred income taxes, net	1,575	4,825
(Increase) decrease in trade receivables, net	(2,897)	18,270
Decrease (increase) in inventories, net	2,653	(2,114)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	52,479	(21,483)
Decrease in trade, income tax, accrued expenses, and other payables	(17,408)	(3,377)
Income from marketable securities, net	(310)	(521)
Net cash provided by operating activities	82,440	72,668

Cash flows from investing activities:
Purchase of plant, property & equipment	(6,078)	(4,557)
Investment in other intangible assets	(45)	(2,056)
Proceeds from short-term bank deposits, net	51,345	46,940
Proceeds from long-term deposits and other assets	70,685	—
Investment in marketable securities, net	(107,644)	(275,128)
Net cash used in investing activities	8,263	(234,801)

Cash flows from financing activities:
Purchase of treasury stock	(24,655)	(8,489)
Net cash used in financing activities	(24,655)	(8,489)

Effect of exchange rate changes on cash and cash equivalents	(670)	936
Increase (decrease) in cash and cash equivalents	65,378	(169,686)
Cash and cash equivalents at beginning of period	576,611	600,399
Cash and cash equivalents at end of period	$641,989	$430,713

Cash Paid during the year for:
Income taxes	$36,830	$29,595
Cash Received during the year for:
Income taxes	$60,544	$—
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,823	$1,180
Non-cash financing transactions:
Purchase of marketable securities	$8,629	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Uday Baldota
Name: Uday Baldota
Title: Chief Executive Officer and Director